Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

June 25, 2019 and the Prospectus dated December 22, 2017

Registration No. 333-222241-213

Charter Communications Operating, LLC

Charter Communications Operating Capital Corp.

$1,250,000,000 5.125% Senior Secured Notes due 2049 (the “Notes”)

June 25, 2019

Pricing Term Sheet dated June 25, 2019

to the

Preliminary Prospectus Supplement dated June 25, 2019

(the “Preliminary Prospectus Supplement”)

of Charter Communications Operating, LLC and Charter Communications Operating Capital Corp.

(the “Issuers”)

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement.

The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Issuers:	Charter Communications Operating, LLC and Charter Communications Operating Capital Corp.

Principal Amount:	$1,250,000,000

Title of Securities:	5.125% Senior Secured Notes due 2049

Final Maturity Date:	July 1, 2049

Issue Price:	99.880%, plus accrued and unpaid interest, if any, from July 10, 2019

Coupon:	5.125%

Benchmark Treasury:	3.000% due February 15, 2049

Spread to Benchmark Treasury:	260 basis points

Benchmark Treasury Price and Yield:	109-22; 2.533%

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This Pricing Term Sheet is qualified in its entirety by reference to the

Preliminary Prospectus Supplement.

Yield to Maturity:	5.133%

Interest Payment Dates:	January 1 and July 1

Record Dates:	December 15 and June 15

First Interest Payment Date:	January 1, 2020

CUSIP Number:	161175 BS2

ISIN Number:	US161175BS22

Optional Redemption:

Prior to the Par Call Date (as defined below), the Notes will be redeemable, in whole or in part, at the Issuers’ option, at any time or from time to time, on at least 15 days’ but not more than 30 days’ prior notice to each Holder of the Notes to be redeemed, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium (as defined below) plus accrued but unpaid interest to but excluding the redemption date (subject to the rights of Holders of the Notes on a record date to receive the related interest payment on the related interest payment date).

“Applicable Premium” means with respect to a Note the greater of (A) 1.0% of the principal amount of such Note and (B) on any redemption date, the excess (to the extent positive) of:

(a) the present value at such redemption date of (i) 100% of the principal amount of such Note on the Par Call Date, plus (ii) all required interest payments due on such Note to and including the Par Call Date (excluding accrued but unpaid interest to the redemption date), computed upon the redemption date using a discount rate equal to the Applicable Treasury Rate at such redemption date plus 40 basis points; over

(b) the outstanding principal amount of such Note; in each case, as calculated by the Issuers or on behalf of the Issuers by such Person as the Issuers shall designate.

“Par Call Date” means January 1, 2049.

On or after the Par Call Date, the Issuers may redeem the Notes, in whole or in part, at the Issuers’ option, on at least 15 days’ but not more than 30 days’ prior notice to the registered holders thereof at a redemption price equal to 100% of the principal amount of such Notes to be redeemed plus accrued and unpaid interest on the principal amount being redeemed to, but not including, the redemption date (subject to the rights of Holders of the Notes on a record date to receive the related interest payment on the related interest payment date).

Use of Proceeds:	The Issuers intend to use the net proceeds of this offering to repay certain indebtedness, which may include the 5.000% Senior Notes due 2020 issued by Time Warner Cable, LLC, with any remaining proceeds used for general

This Pricing Term Sheet is qualified in its entirety by reference to the

Preliminary Prospectus Supplement.

corporate purposes, including to fund potential buybacks of Class A common stock of Charter Communications, Inc. or common units of Charter Communications Holdings, LLC, a subsidiary of Charter Communications, Inc.

Joint Book-Running Managers:

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

BofA Securities, Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

TD Securities (USA) LLC

Wells Fargo Securities, LLC

Co-Managers:

Barclays Capital Inc.

BNP Paribas Securities Corp.

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

Credit Agricole Securities (USA) Inc.

U.S. Bancorp Investments, Inc.

LionTree Advisors LLC

Mischler Financial Group, Inc.

R. Seelaus & Co., Inc.

Samuel A. Ramirez & Company, Inc.

The Williams Capital Group, L.P.

Trade Date:	June 25, 2019

Settlement Date:

July 10, 2019 (T+10)

We expect that delivery of the Notes will be made to investors on or about July 10, 2019, which will be the tenth business day following the date of this Pricing Term Sheet (such settlement cycle being herein referred to as “T+10”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the date that is two business days preceding the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes hereunder during such period should consult their advisors.

Distribution:	SEC Registered (Registration No. 333-222241-213)

This Pricing Term Sheet is qualified in its entirety by reference to the

Preliminary Prospectus Supplement.

The Issuers and the guarantors have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the Issuers and the guarantors have filed with the SEC for more complete information about the Issuers, the guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement and accompanying prospectus may be obtained by contacting Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717; Telephone: (800) 831-9146; E-mail: prospectus@citi.com, J.P. Morgan Securities LLC, c/o Investment Grade Syndicate Desk, 383 Madison Avenue, New York, NY 10179; Telephone: 1-212-834-4533, or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; E-mail: prospectus@morganstanley.com.

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